Exhibit 4.1

MRV COMMUNICATIONS, INC.

Non-Director and Non-Executive Officer
Consolidated Long-Term Stock Incentive Plan

1.	The Plan

(a)  Purpose. The purpose of this Non-Director and Non-Executive Officer Consolidated Long-Term Stock Incentive Plan (the “Plan”) is to promote the longer-term financial success of MRV Communications, Inc. (the “Company”) by providing a means to attract, retain and award individuals who can and do contribute to such success. By using stock-based compensation, the recipients of awards under the Plan will further identify their interests with those of the Company’s stockholders.

(b)  Effective Date. To serve this purpose, the Plan will become effective upon its approval by the Board of Directors of the Company (the “Board”).

2.	Administration

(a)  Committee. The Plan shall be administered by a Committee, appointed by the Board. Notwithstanding the foregoing, the Board may assume, at its sole discretion, administration of the Plan. The administrator of the Plan, whether a committee of the Board or the full Board, is referred to herein as the “Plan Administrator.”

(b)  Powers and Authority. The Plan Administrator’s powers and authority include, but are not limited to, selecting individuals who are (1) employees or consultants of the Company or any subsidiary of the Company or other entity in which the Company has a significant equity or other interest as determined by the Plan Administrator, and (2) not executive officers or directors of the Company (“Eligible Participants”); determining the types and terms and conditions of all awards granted, including performance and other earnout and vesting contingencies; permitting transferability of awards to third parties; interpreting the Plan’s provisions; and administering the Plan in a manner that is consistent with its purpose. As used in this Plan, “executive officer” means the chief executive officer, president, chief financial officer, chief accounting officer, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a significant policy-making function, or any other person who performs similar significant policy making functions for the Company, including officers of the Company’s subsidiaries if they perform significant policy-making functions for the Company.

(c)  Award Prices. For Plan purposes, all stock options, warrants and stock appreciation rights shall have an exercise price which shall reflect the Common Stock Value (as defined below) of a share of the Company’s common stock, par value $0.0017 per share (“Common Stock”), on the date as determined by the Plan Administrator, or if such date is not a trading day, the Common Stock Value on the next preceding trading day. The applicable date shall be the date on which the award is granted. For purposes of this paragraph 2(c), “Common Stock Value” shall mean, as of any given date, (i) if the Common Stock is traded on a national securities exchange, or is designated as a National Market System security on NASDAQ, the closing price thereof as reported on such exchange or NASDAQ-NMS, as the case may be, on such date, or, if no sale occurred on any such trading day, then the mean between the closing bid and asked prices on such exchange or NASDAQ-NMS on such trading day, (ii) if the Common Stock is actively traded over-the-counter (other than NASDAQ-NMS), the mean between the low bid and high asked prices as of the close of business on such date, as reported by the National Association of Securities Dealers Automated Quotation system or other source, (iii) if the Common Stock is not traded on an exchange, NASDAQ-NMS, or traded over-the-counter, the fair market value thereof, as shall be determined in good faith by the Plan Administrator.

3.	Shares Subject to Plan

(a)  Maximum Shares Available for Delivery. Subject to Section 3(c), the maximum number of shares of Common Stock that may be delivered to participants and their beneficiaries under the Plan shall be equal to the sum of the following:

(i)	any shares of Common Stock available for future awards under any of the following (collectively, the “Prior Plans”):

(a)	the MRV Communications, Inc. 2002 Nonstatutory Stock Option Plan for Employees of Luminent, Inc;

(b)	the MRV Communications, Inc. 2002 International Stock Option Plan;

(c)	the 2001 MRV Communications, Inc. Stock Option Plan for Employees of Appointech, Inc;

(d)	the 2000 MRV Communications, Inc. Stock Option Plan for Employees of AstroTerra Corporation;

(e)	the 2000 MRV Communications, Inc. Stock Option Plan for Employees of Optronics International Corp;

(f)	the 2000 MRV Communications, Inc. Stock Option Plan for Employees of Fiber Optic Communications, Inc;

(g)	the 2000 MRV Communications, Inc. Stock Option Plan for Employees of Quantum Optech, Inc;

(h)	the 1998 Nonstatutory Stock Option Plan;

(i)	the German Employees Warrant Program;

(j)	the Italian Employees Warrant Program;

(k)	the Swedish Employees Warrant Program;

(ii)	any shares of Common Stock that are represented by awards granted under any Prior Plan, which are forfeited, expire or are cancelled without the delivery of shares of Common Stock or which result in the forfeiture of shares of Common Stock back to the Company;

(iii)	any shares of Common Stock that are represented by awards granted under any of the option agreements or warrants listed below, which are forfeited, expire or are cancelled without the delivery of shares of Common Stock or which result in the forfeiture of shares of Common Stock back to the Company:

(a)	the Stock Option Agreement effective July 11, 2000 between the Company and William R. Spivey;

(b)	the Stock Option Agreement effective July 12, 2000 between the Company and Eric I. Blancho;

(c)	the Stock Option Agreement dated March 1, 2002 between the Company and Candy Glazer;

(d)	the Warrant provided to Nathan Shilo as trustee for employees and designated consultants of Nbase Communications, Ltd. first exercisable on July 19, 1996;

(e)	the Warrant provided to Nathan Shilo as trustee for employees and designated consultants of Nbase Communications, Ltd. first exercisable on July 13, 1997;

(f)	the Warrant provided to Nathan Shilo as trustee for employees and designated consultants of Nbase Communications, Ltd. first exercisable on July 13, 1998;

(g)	the Warrant provided to Nathan Shilo as trustee for employees and designated consultants of Nbase Communications, Ltd. dated February 1, 1998;

(h)	the Warrant provided to Nathan Shilo as trustee for employees and designated consultants of Nbase Communications, Ltd. dated January 2, 1998;

(i)	the Warrant provided to Nathan Shilo as trustee for employees and designated consultants of Nbase Communications, Ltd. dated January 4, 1999;

(j)	the option agreements issued and outstanding at the time of merger under the Luminent, Inc. Amended and Restated 2000 Stock Option Plan that were assumed by the Company by merger at a conversion ratio of 0.43 shares of Common Stock to 1 share of Luminent, Inc.;

(k)	the Stock Option Agreement effective July 11, 2000 between Luminent, Inc. and Eric I Blanco that was assumed by the Company by merger at a conversion ratio of 0.43 shares of Common Stock to 1 share of Luminent, Inc.

(iv)	up to 1,000,000 additional shares of Common Stock reacquired by the Company in the open market or in private transactions.

Collectively the shares of Common Stock subject to this Plan are referred to herein as “Shares.” Shares to be issued under the Plan may be either Shares which have been reacquired and are held in treasury or Shares which are authorized but unissued. In addition, any Shares granted under the Plan which are forfeited back to the Company because of the failure to meet an award contingency or condition shall again be available for delivery pursuant to new awards granted under the Plan. Any Shares covered by an award (or portion of an award) granted under the Plan, which is forfeited or canceled, expires or is settled in cash, shall be deemed not to have been delivered for purposes of determining the maximum number of Shares available for delivery under the Plan. Likewise, if any stock option is exercised by tendering Shares, either actually or by attestation, to the Company as full or partial payment in connection with the exercise of a stock option under this Plan or any Prior Plan, only the number of Shares issued net of the Shares tendered shall be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan. Further, Shares issued under the Plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards as a condition of the Company acquiring another entity shall not reduce the maximum number of Shares available for delivery under the Plan.

(b)  Other Plan Limits. Subject to Section 3(c), the following additional maximums are imposed under the Plan. No Shares may be covered by stock options intended to comply with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), (“Incentive Stock Options”). The maximum number of Shares that may be issued in conjunction with awards granted pursuant to Section 4(d) shall be 150,000 The maximum number of Shares that may be covered by awards granted to any one individual pursuant to Sections 4(b) and 4(c) shall be 100,000 during any consecutive three calendar years. The maximum payment that can be made for awards granted to any one individual pursuant to Sections 4(d) and 4(e) shall be $2,500,000 for any single or combined performance goals established for a specified performance period. If a payment under Sections 4(d) or 4(e) is made in Shares, the value of such Shares for determining this maximum individual payment amount will be the closing price of a Share on the first day of the applicable performance period. A specified performance period for purposes of this performance goal payment limit shall not exceed a sixty (60) consecutive month period.

(c)  Payment Shares. Subject to the overall limitation on the number of Shares that may be delivered under the Plan, the categories of Eligible Participants and the other limitations set forth in Section 3(b), the Plan Administrator may use available Shares as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company, including the plan of any entity acquired by the Company.

(d)  Adjustments for Corporate Transactions. The Plan Administrator may determine that:

(i)	In the event that the outstanding shares of Common Stock of the Company are changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any recapitalization, reclassification, stock split, stock dividend, combination or subdivision, appropriate adjustment shall be made in the number of shares available under the Plan and under any stock awards granted under the Plan. Such adjustment to outstanding stock awards shall be made without change in the total price applicable to the unexercised portion of such awards, and a corresponding adjustment in the applicable exercise price per share shall be made. No such adjustment shall be made which would, within the meaning of any applicable provisions of the Code, constitute a modification, extension or renewal of any award or a grant of additional benefits to the holder of an award.

(ii)	In case (A) the Company is merged or consolidated with another corporation or other entity and the Company is not the surviving corporation, (B) all or substantially all of the assets or more than 50% of the outstanding voting stock of the Company is acquired by any other corporation or other entity or (C) of a reorganization or liquidation of the Company, the Plan Administrator or the governing body of any entity assuming the obligations of the Company, shall, as to outstanding awards, either (x) make appropriate provision for the protection of any such outstanding awards by the substitution on an equitable basis of appropriate stock of the Company, or of the merged, consolidated or otherwise reorganized corporation which will be issuable in respect of the shares of Common Stock of the Company, provided that no additional benefits shall be conferred upon participants as a result of such substitution, and the excess of the aggregate fair market value of the shares subject to the awards immediately after such substitution over the purchase price thereof is not more than the excess of the aggregate fair market value of the shares subject to the award immediately before such substitution over the purchase price thereof, or (y) upon written notice to the participants, provide that all unexercised awards must be exercised within a specified number of days of the date of such notice or they will be terminated. In any such case, the Plan Administrator may, in its discretion, accelerate the exercise dates of outstanding awards.

4.	Types of Awards

(a)  General. An award may be granted singularly, in combination with another award(s) or in tandem whereby exercise or vesting of one award held by a participant cancels another award held by the participant. Any award granted under the Plan shall be evidenced by a written agreement in form and substance satisfactory to the Plan Administrator. These agreements must conform to the Plan. The Plan Administrator may include such terms, consistent with the Plan, as it determines in its discretion. Subject to Section 2(c), an award may be granted as an alternative to or replacement of an existing award under the Plan or under any other compensation plans or arrangements of the Company, including the plan of any entity acquired by the Company. The types of awards that may be granted under the Plan include:

(b)  Stock Option. A stock option represents a right to purchase a specified number of Shares during a specified period at a price per Share which is no less than that required by Section 2(c). A stock option may not be in the form of an Incentive Stock Option and therefore will not qualify for favorable federal tax treatment. The Shares covered by a stock option may be purchased by means of a cash payment or such other means as the Plan Administrator may from time to time permit, including without limitation (i) tendering (either actually or by attestation) Shares valued using the market price at the time of exercise, (ii) authorizing a third party to sell Shares (or a sufficient portion thereof) acquired upon exercise of a stock option and to remit to the Company a sufficient portion of the sale proceeds to pay for all the Shares acquired through such exercise and any tax withholding obligations resulting from such exercise; (iii) crediting toward the purchase price amounts from individuals’ deferred compensation account balances, including accrued dividend equivalent balances; or (iv) any combination of the above.

(c)  Stock Appreciation Right. A stock appreciation right is a right to receive a payment in cash, Shares or a combination, equal to the excess of the aggregate market price at time of exercise of a specified number of Shares over the aggregate exercise price of the stock appreciation rights being exercised.

(d)  Stock Award. A stock award is a grant of Shares or of a right to receive Shares (or their cash equivalent or a combination of both) in the future. Each stock award shall be subject to such conditions, restrictions and contingencies as the Plan Administrator shall determine. These may include continuous service and/or the achievement of performance goals. The performance goals that may be used by the Plan Administrator for such awards shall consist of cash generation targets, profit, revenue and market share targets, profitability targets as measured by return ratios, and shareholder returns. The Plan Administrator may designate a single goal criterion or multiple goal criteria for performance measurement purposes with the measurement based on absolute Company or business unit performances and/or on performance as compared with that of other publicly-traded companies.

(e)  Cash Award. A cash award is a right denominated in cash or cash units to receive a payment, which may be in the form of cash, Shares or a combination, based on the attainment of pre-established performance goals and such other conditions, restrictions and contingencies as the Plan Administrator shall determine. The performance goals that may be used by the Plan Administrator for such awards shall consist of cash generation targets, profits, revenue and market share targets, profitability targets as measured by return ratios and shareholder returns. The Plan Administrator may designate a single goal criterion or multiple goal criteria for performance measurement purposes with the measurement based on absolute Company or business unit performance and/or on performance as compared with that of other publicly-traded companies.

(f)  Warrants. A warrant represents a right to purchase a specified number of Shares during a specified period at a price per Share which is no less than that required by Section 2(c). A warrant may be in the form of warrant that will qualify for favorable tax treatment in a foreign jurisdiction. The Shares covered by a warrant may be purchased by means of a cash payment or such other means as the Plan Administrator may from time to time permit, including without limitation (i) tendering (either actually or by attestation) Shares valued using the market price at the time of exercise, (ii) authorizing a third party to sell Shares (or a sufficient portion thereof) acquired upon exercise of a warrant and to remit to the Company a sufficient portion of the sale proceeds to pay for all the Shares acquired through such exercise and any tax withholding obligations resulting from such exercise; (iii) crediting toward the purchase price amounts from individuals’ deferred compensation account balances, including accrued dividend equivalent balances; or (iv) any combination of the above.

5.	Award Settlement and Payments

(a)  Dividends and Dividend Equivalents. An award may contain the right to receive dividends or dividend equivalent payments which may be paid currently or credited to a participant’s account. Any such crediting of dividends or dividend equivalents or reinvestment in Shares may be subject to such conditions, restrictions and contingencies as the Plan Administrator shall establish, including the reinvestment of such credited amounts in Share equivalents.

(b)  Payments. Awards may be settled through cash payments, the delivery of Shares, the granting of awards or combination thereof as the Plan Administrator shall determine. Any award settlement, including payment deferrals, may be subject to such conditions, restrictions and contingencies as the Plan Administrator shall determine. The Plan Administrator may permit or require the deferral of any award payment, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest, or dividend equivalents, including converting such credits into deferred Share equivalents.

6.	Plan Amendment and Termination

(a)  Amendments. The Board may amend this Plan as it deems necessary and appropriate to better achieve the Plan’s purpose; provided, however, that if any amendment to the Plan would require approval of the Company’s stockholders under applicable law, or under the rules or guidelines of any exchange or automatic quotation system on which the Shares are traded or included, then, in any of such events, such stockholder approval of any such amendment shall also be obtained.

(b)  Plan Suspensions and Termination. The Board may suspend or terminate this Plan at any time. Any such suspension or termination shall not of itself impair any outstanding award granted under the Plan or the applicable participant’s rights regarding such award. If not earlier terminated, this Plan shall terminate upon the tenth anniversary of the effective date of the Plan. Unless an earlier termination is specified, awards granted under the Plan shall terminate upon the tenth anniversary of their date of grant.

7.	Miscellaneous

(a)  No Individual Rights. No person shall have any claim or right to be granted an award under the Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or other person any right to continue to be employed by or to perform services for the Company, any subsidiary or related entity. The right to terminate the employment of or performance of services by any Plan participant at any time and for any reason is specifically reserved to the employing entity.

(b)  Binding Arbitration. Any dispute or disagreement regarding participation and/or an award recipient’s rights under the Plan shall be settled solely by binding arbitration in accordance with the applicable rules of the American Arbitration Association.

(c)  Unfunded Plan. The Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. The Plan shall not establish any fiduciary relationship between the Company and any participant or beneficiary of a participant. To the extent any person holds any obligation of the Company by virtue of an award granted under the Plan, such obligation shall merely constitute a general unsecured liability of the Company and accordingly shall not confer upon such person any right, title or interest in any assets of the Company.

(d)  Other Benefit and Compensation Programs. Unless otherwise specifically determined by the Plan Administrator, settlements of awards received by participants under the Plan shall not be deemed a part of a participant’s regular, recurring compensation for purposes of calculating payments or benefits from any Company benefit plan or severance program. Further, the Company may adopt other compensation programs, plans or arrangements as it deems appropriate.

(e)  No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any award, and the Plan Administrator shall determine whether cash shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled.

(f)  Severability. If any provision of the Plan or any award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any award under any law deemed applicable by the Plan Administrator, such provisions shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Plan Administrator, materially altering the purpose or intent of the Plan or the award, such provision shall be stricken as to such jurisdiction or award, and the remainder of the Plan or any such award shall remain in full force and effect.

(g)  Governing Law. The validity, construction and effect of the Plan or any award, and any rules and regulations relating to the Plan or any award, shall be determined in accordance with applicable federal laws and the laws of the State of Delaware.